

September 27, 2013

<u>Via Facsimile</u>
Mr. Keith E. Pratt
Chief Financial Officer
McGrath Rentcorp
5700 Las Positas Road
Livermore, CA 94551-7800

>   **Re: McGrath Rentcorp**
>   **Form 10-K for Fiscal Year Ended December 31, 2012**
>   **Filed February 22, 2013**
>   **Response Letter Dated September 19, 2013**
>   **File No. 0-13292**

Dear Mr. Pratt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2012</u>

<u>Financial Statements</u>

<u>Note 1 – Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page 65</u>

1.   We note your response to our prior comment number one and are unable to agree with your conclusion. ASC 840-10-15-8 states that agreements meet the definition of a lease even though substantial services may be called for in connection with the operation or

maintenance of such assets. It appears your fees for dismantlement and return delivery are outside of the scope of ASC 840, as they do not involve the operation or maintenance of the assets. As such, it continues to appear these elements of your arrangements should be separated as required by ASC 840-10-15-19 and accounted for in accordance with ASC 605-25-15-3A(b). Please provide us with an enhanced explanation of why you believe these other elements of your agreements should not be bifurcated and accounted for separately.

2.   We note your revenue recognition accounting policy disclosure regarding your Adler Tank business appears to indicate you account for revenues relating to the delivery, removal, and cleaning of tanks and boxes, in the period the services are performed. As such, it's unclear why you believe return delivery revenues associated with modular buildings should be accounted for over the term of the lease, while return revenues and other services associated with tanks and boxes should be recognized in the period the services are performed. Please explain how these services and the underlying facts and circumstances are different, such that different accounting treatment is warranted.

Closing Comments

        You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

                                        Sincerely,

                                        /s/ W. John Cash

                                        W. John Cash
                                        Branch Chief